EXHIBIT 99.1

Caledonia applies for voluntary delisting from the TSX

ST HELIER, Jersey, June 05, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that it has applied for a voluntary delisting from the Toronto Stock Exchange (the “TSX”) effective as of the closing of trading on June 19, 2020.

Following delisting, the Company's shares will continue to be listed and trade on NYSE American LLC (“NYSE American”) under the symbol "CMCL". Depositary interests representing shares will also continue to trade on AIM of the London Stock Exchange plc under the symbol "CMCL".

Since the Company’s shares were listed on the NYSE American in 2017, trading on that market has become increasingly dominant, and it now provides the most liquid market for Caledonia’s shares. Accordingly, the Company believes that the financial and administrative costs associated with maintaining its listing on the TSX are no longer justified.

Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade in Caledonia’s shares in the future on NYSE American or through depositary interests on AIM.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139
WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538